VIA EDGAR AND BY OVERNIGHT
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561
November 29, 2007

Attention:	Mr. William Choi

Re:	GameStop Corp. (the “Company” or “GameStop”)
Form 10-K for the Fiscal Year Ended February 3, 2007
Filed April 4, 2007
File No. 1-32637
Dear Mr. Choi:
     We are writing in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated November 2, 2007. The “bullet points” below correspond to those stated in your comment letter.
•	Table I attached summarizes the estimated selling price of the inventories acquired from Electronics Boutique, the costs of disposal and the reasonable profit allowance for our selling efforts.

The revalued inventory balance was less than Electronics Boutique’s book value because GameStop’s estimates of the realizable selling price of the inventory were less than Electronics Boutique’s and because of additional estimated obsolescence and disposal costs associated with certain inventory.

Electronics Boutique’s inventory included items, primarily used video game products and older video game products, with listed retail sales prices greater than GameStop believed to be realistic. The retail sales prices on newer video game products tended to be comparable between GameStop and Electronics Boutique, as competition among video game retailers generally results in recently released products being priced similarly. Older products and used video game products are not subject to the same level of competition as recently released products. GameStop’s estimates of selling prices for these products were based on historical experience with substantially similar (in many cases identical) inventory. GameStop performed an item by item comparison of Electronics Boutique’s inventory to GameStop’s inventory comparing retail sales prices and average costs. GameStop analyzed all video game hardware products, video game software products, used video game products and accessories and other items using the UPC code and any other identifying data. In those cases in which GameStop had historical sales data to support its retail sales prices, adjustments were made to reduce the Electronics Boutique inventory to GameStop’s selling prices. GameStop had sales data for substantially all of the video game hardware, software, accessories and used products it obtained from Electronics Boutique. Additionally, Electronics Boutique carried inventory items which GameStop did not carry as they did not fit in GameStop’s product selection. Adjustments were made to reduce these items to a selling price which would clear them out yielding a margin that was in line with margins realized by GameStop on similar items. The total of these adjustments was $12,902,000, as indicated in Table I.

Electronics Boutique carried an obsolescence reserve for write-downs or write-offs of slow-moving or obsolete inventory. This reserve was established using formulas based on inventory quantities on hand, rates of sell through and anticipated funding from vendors. GameStop reviewed this methodology and determined that, in addition to the reserve already established by Electronics Boutique, there were two software products which Electronics Boutique carried that GameStop determined to be slow moving or obsolete based on GameStop’s experience with the same products. Electronics Boutique carried substantially more of these products than GameStop and GameStop management did not believe that the products would sell at the price at which Electronics Boutique carried them. An adjustment totaling $2,528,000 was made to reduce Electronics Boutique’s selling prices on these items to the estimated selling prices at which GameStop believed these products would sell, while still yielding a reasonable profit margin. This adjustment increased the obsolescence reserve from $5,851,000 to $8,379,000, as indicated in Table I. The resulting obsolescence reserve is distinct from the $12.9 million adjustment to selling prices described above, as the $12.9 million resulted primarily from a direct comparison of the retail prices of the inventory items on hand, with little judgment as to whether the items were slow moving or obsolete. The obsolescence reserve did consider whether goods were slow moving or obsolete.

Based on GameStop’s experience with substantially similar inventory products, management did not believe that Electronics Boutique’s reserve for actual defective products in inventory and the related disposal costs, or write-offs, was adequate. GameStop’s management developed estimates using GameStop’s years of experience in refurbishing similar inventory and selling it as used and historical information regarding defective rates, repair rates and subsequent estimated selling prices. As can be seen in Table I, as of the acquisition date, Electronics Boutique actually had a reserve for defective products which increased the overall inventory balance. This resulted from the method used by Electronics Boutique to monitor defective products and establish a related reserve. GameStop did not use this method and did not find it acceptable for continued use. An adjustment was made to increase the reserve for defective products by $4,808,000, resulting in a reserve amount of $4,630,000, as shown in Table I. Actual uses of the defective reserve for product dispositions subsequent to the acquisition date were known based upon the costs of the individual products which were disposed. This defective reserve was not contemplated or duplicated in the other reserves discussed herein.

The reserve for shrink is designed to recognize the estimated cost associated with ongoing theft of product, which will not actually be known until the next physical inventory count. A shrink reserve is appropriate for retail companies to include in the valuation of inventory as it represents an estimate of product no longer in the company’s control. This shrink reserve was not contemplated or duplicated in the other reserves discussed herein.

The provision for EITF 02-16 is also an appropriate reserve for a retail company in that the reduction of inventory cost for the excess of vendor allowances in excess of advertising costs, as required by EITF 02-16, would be overly burdensome, if not impossible, to affect on an item-by item basis. This provision for EITF 02-16 was also not contemplated or duplicated in the other reserves discussed herein.

GameStop did not believe that there were any additional disposal costs associated with the acquired inventory.

•	GameStop’s management determined that the amount of profit the Company expected to earn for the selling effort was reasonable based upon the experience GameStop had in selling the same products as Electronics Boutique in the same retail channels. In GameStop’s management’s opinion, a reasonable profit to be earned from the selling effort for the Electronics Boutique inventory could be determined by applying the same profit that GameStop had applied to its inventory. The profit allowance for the selling effort on the acquired inventory was determined to be 32%, as shown in Table I, based upon the compilation of the profit allowance on each item in the acquired inventory. The item-by-item comparison described above included a comparison of retail prices and average costs, from which management was able to determine a reasonable profit allowance by item.

GameStop’s management’s opinion that a reasonable profit could be determined by applying the same profit that GameStop had applied to its inventory included consideration that the selling effort to be put forth by GameStop to sell the acquired inventory in the Electronics Boutique stores was the same as would be required to sell GameStop’s existing inventory in GameStop’s existing stores. In addition, management considered GameStop would operate the Electronics Boutique stores in substantially the same way as the GameStop stores and continue to distribute and sell the inventory in the same way following the acquisition.

•	The amounts included in the $36,287,000 in allowances against the Electronics Boutique inventory were used subsequent to the October 9, 2005 acquisition date as detailed in Table II attached to this letter. All of these allowances were written off against inventory. Descriptions of the use of these allowances are as follows:

Adjustments to Retail to Reflect GameStop Estimated Selling Prices: Certain of the adjustments to Electronics Boutiques retail prices and average costs were made as soon as possible after completing the acquisition. The remaining adjustments were made on an item-by-item basis upon integration of the Electronics Boutique inventory management system into the GameStop inventory management system, which took place between February 2006 and May 2006.

Obsolescence Reserve: The entire reserve for obsolescence was charged for write-downs of inventory within 12 months from the acquisition date as markdowns were taken on an item-by-item basis.

Defective Products Reserve: The entire reserve for defective products was utilized to reduce the value of inventory within the first few months after the acquisition date on an item-by-item basis as defective products were written off or disposed of.

Shrink Reserve: This reserve was used between the acquisition date and April 2006 as the Electronics Boutique inventory was subjected to physical inventory counts and missing items were written off.

EITF 02-16 Provision: The provision for EITF 02-16 reflected in Table I was relieved as a reduction in cost of sales as the related inventory was sold by adjusting the provision at the end of subsequent quarters using a calculation prepared in accordance with EITF 02-16.
     If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 817-424-2130.

Very truly yours,
/s/ David W. Carlson
David W. Carlson
Executive Vice President and Chief Financial Officer

Table I: Summary of Valuation of Acquired Inventory

		Purchase
	Per Electronics	Accounting
	Boutique	Adjustments		Per GameStop

Inventory at retail				$513,762,000

Adjustments to retail to reflect GameStop estimated selling prices				(19,052,000	)A

Adjusted inventory at retail				494,710,000

Less: reasonable profit allowance				(159,829,000)

Reasonable profit allowance as a percentage of retail				32.3%

Inventory at Cost	$347,783,000	$12,902,000	A,B	334,881,000

Less: Other Reserves
Obsolescence Reserve	(5,851,000)	$2,528,000		(8,379,000	) B
Defective Products Reserve	178,000	$4,808,000		(4,630,000	) B
Shrink Reserve	(1,250,000)	$—		(1,250,000	) B
EITF 02-16 Provision	(9,126,000)	$—		(9,126,000	) B

Merchandise Inventories, net	$331,734,000	$20,238,000		$311,496,000

A:	The adjustments to retail prices totaled approximately $19,052,000. The related adjustments to the cost basis of the inventory totaled $12,902,000 (B)

B:	Total of all reserves as disclosed on Schedule II of GameStop Form 10-K = $36,287,000

Table II: Summary of Uses of Reserves Against Acquired Inventory

Write-offs between
October 9, 2005 and
October 8, 2006

Adjustments to retail to reflect GameStop estimated selling prices	$12,902,000
Obsolescence Reserve	8,379,000
Defective Products Reserve	4,630,000
Shrink Reserve	1,250,000
EITF 02-16 Provision	9,126,000

$36,287,000